Exhibit 99.2

Contact:

Anna Porta

Anna.Porta@Maxeon.com

+39 345 7706205

Maxeon Solar Technologies Announces the Commencement of the Note

Valuation Period for its 6.50% Green Convertible Senior Notes due 2025

SINGAPORE – September 8, 2020 - Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (Maxeon) today announced that the note valuation period for its outstanding 6.50% green convertible senior notes due 2025 (the “Notes”) will commence on September 9, 2020, and is expected to end at the close of business on September 29, 2020. As previously announced, Maxeon’s ordinary shares were distributed to SunPower Corporation’s (NASDAQ:SPWR) common stockholders as part of Maxeon’s spin-off from SunPower Corporation on August 26, 2020. Maxeon’s Registration Statement on Form F-3 (File No. 333-248564) under the Securities Act of 1933 was subsequently declared effective by the Securities and Exchange Commission on September 8, 2020, and on that date Maxeon entered into the underwriting agreement contemplated by the physical delivery forward transaction entered into in connection with the issuance of Notes, satisfying the note valuation period conditions precedent. Accordingly, the Maxeon Spin-Off Distribution Date (as defined in the indenture governing the Notes) occurred on August 26, 2020, and the first Volume Weighted Average Price (VWAP) trading day of the note valuation period will be September 9, 2020.

About Maxeon Solar Technologies

Maxeon Solar Technologies (NASDAQ: MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon designs and sells SunPower brand solar panels across more than 100 countries and is the leader in solar innovation with access to over 900 patents and two best-in-class solar panel product lines. With operations in Africa, Asia, Oceania, Europe and Mexico, Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,100 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the commencement and expiration of the note valuation period. These forward-looking statements are based on Maxeon’s current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) Maxeon’s expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to Maxeon’s operations and supply chain that may result from epidemics or natural disasters, including impacts of the COVID-19 pandemic; (c) anticipated product launch timing and Maxeon’s expectations regarding ramp, customer acceptance, upsell and expansion opportunities; (d) Maxeon’s expectations and plans for short- and long-term strategy, including Maxeon’s anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) Maxeon’s liquidity, substantial indebtedness, and ability to obtain additional financing for its projects and customers; (f) Maxeon’s upstream technology outlook, including anticipated fab utilization and expected ramp and production timelines for its Maxeon 5 and 6, next-generation Maxeon 7 and Performance Line solar panels, expected cost reduction, and future performance; (g) Maxeon’s strategic goals and plans, including partnership discussions with respect to its next generation technology, and Maxeon’s ability to achieve them; (h) Maxeon’s financial plans; (i) Maxeon’s expectations regarding the potential outcome, or financial or other impact on it or any of its businesses as a result of its previously completed spin-off from SunPower Corporation, or regarding potential future sales or earnings of Maxeon or any of its businesses or potential shareholder returns; and (j) adjustments by note investors of their hedging positions in Maxeon’s ordinary shares. A detailed discussion of these factors and other risks that affect Maxeon’s business is included in filings Maxeon makes with the SEC from time to time, including its Form 20-F, which was declared effective by the SEC on August 4, 2020, particularly under the heading “Item 3.D. Risk Factors.” Copies of these filings are available online from the SEC or on the Financials & Filings section of Maxeon’s Investor Relations website at www.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to Maxeon, and Maxeon assumes no obligation to update these forward-looking statements in light of new information or future events.

© 2020 Maxeon Solar Technologies, Ltd. All Rights Reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. View maxeon.com/trademarks for more information.

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